UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Great Ajax Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38983D300

(CUSIP Number)

Flexpoint Great Ajax Holdings, LLC

Flexpoint Special Assets Fund, L.P.

c/o Flexpoint Ford, LLC

676 N. Michigan Ave., Suite 3300

Chicago, Illinois 60611

(312) 327-4520

Copy to:

Kevin W. Mausert, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38983D300	SCHEDULE 13D	Page 2 of 10

1	Names of reporting persons Flexpoint Great Ajax Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,267 shares of Common Stock
	9	Sole dispositive power 0
	10	Shared dispositive power 27,267 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 27,267 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%*
14	Type of reporting person (see instructions) OO (Limited Liability Company)

*	Based on 22,978,339 shares of Common Stock outstanding as of March 3, 2021.

CUSIP No. 38983D300	SCHEDULE 13D	Page 3 of 10

1	Names of reporting persons Flexpoint Fund II, L.P.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,267 shares of Common Stock
	9	Sole dispositive power 0
	10	Shared dispositive power 27,267 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 27,267 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%*
14	Type of reporting person (see instructions) PN

*	Based on 22,978,339 shares of Common Stock outstanding as of March 3, 2021.

CUSIP No. 38983D300	SCHEDULE 13D	Page 4 of 10

1	Names of reporting persons Flexpoint Management II, L.P.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,267 shares of Common Stock
	9	Sole dispositive power 0
	10	Shared dispositive power 27,267 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 27,267 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%*
14	Type of reporting person (see instructions) PN

*	Based on 22,978,339 shares of Common Stock outstanding as of March 3, 2021.

CUSIP No. 38983D300	SCHEDULE 13D	Page 5 of 10

1	Names of reporting persons Flexpoint Ultimate Management II, LLC
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 27,267 shares of Common Stock
	9	Sole dispositive power 0
	10	Shared dispositive power 27,267 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 27,267 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%*
14	Type of reporting person (see instructions) OO (Limited Liability Company)

*	Based on 22,978,339 shares of Common Stock outstanding as of March 3, 2021.

CUSIP No. 38983D300	SCHEDULE 13D	Page 6 of 10

1	Names of reporting persons Flexpoint Special Assets Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 500,000 shares of Common Stock issuable upon exercise of Series A Warrants
	9	Sole dispositive power 0
	10	Shared dispositive power 500,000 shares of Common Stock issuable upon exercise of Series A Warrants

11	Aggregate amount beneficially owned by each reporting person 500,000 shares of Common Stock issuable upon exercise of Series A Warrants
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.1%*
14	Type of reporting person (see instructions) PN

*	Based on 22,978,339 shares of Common Stock outstanding as of March 3, 2021 plus 500,000 shares of Common Stock issuable upon exercise of Series A Warrants.

CUSIP No. 38983D300	SCHEDULE 13D	Page 7 of 10

1	Names of reporting persons Flexpoint Special Assets Management, L.P.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 500,000 shares of Common Stock issuable upon exercise of Series A Warrants
	9	Sole dispositive power 0
	10	Shared dispositive power 500,000 shares of Common Stock issuable upon exercise of Series A Warrants

11	Aggregate amount beneficially owned by each reporting person 500,000 shares of Common Stock issuable upon exercise of Series A Warrants
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.1%*
14	Type of reporting person (see instructions) PN

*	Based on 22,978,339 shares of Common Stock outstanding as of March 3, 2021 plus 500,000 shares of Common Stock issuable upon exercise of Series A Warrants.

CUSIP No. 38983D300	SCHEDULE 13D	Page 8 of 10

1	Names of reporting persons Flexpoint Ultimate Special Assets Management, LLC
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 500,000 shares of Common Stock issuable upon exercise of Series A Warrants
	9	Sole dispositive power 0
	10	Shared dispositive power 500,000 shares of Common Stock issuable upon exercise of Series A Warrants

11	Aggregate amount beneficially owned by each reporting person 500,000 shares of Common Stock issuable upon exercise of Series A Warrants
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.1%*
14	Type of reporting person (see instructions) OO (Limited Liability Company)

*	Based on 22,978,339 shares of Common Stock outstanding as of March 3, 2021 plus 500,000 shares of Common Stock issuable upon exercise of Series A Warrants.

CUSIP No. 38983D300	SCHEDULE 13D	Page 9 of 10

1	Names of reporting persons Donald J. Edwards
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 527,267 shares of Common Stock (including 500,000 shares issuable upon exercise of Series A Warrants)
	9	Sole dispositive power 0
	10	Shared dispositive power 527,267 shares of Common Stock (including 500,000 shares issuable upon exercise of Series A Warrants)

11	Aggregate amount beneficially owned by each reporting person 527,267 shares of Common Stock (including 500,000 shares issuable upon exercise of Series A Warrants)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.2%*
14	Type of reporting person (see instructions) IN

*	Based on 22,978,339 shares of Common Stock outstanding as of March 3, 2021 plus 500,000 shares of Common Stock issuable upon exercise of Series A Warrants.

CUSIP No. 38983D300	SCHEDULE 13D	Page 10 of 10

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2020 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On March 22, 2021, Fund II distributed an aggregate of 958,750 shares of Common Stock to its partners in a pro rata distribution for no consideration. The distributed shares were previously held of record by Holdings.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b)

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of March 22, 2021, Holdings held 27,267 shares of Common Stock, representing 0.1% of Common Stock outstanding as of March 3, 2021. Due to their relationship with Holdings, each of Fund II, Fund II Management and Fund II Ultimate may be deemed to have shared beneficial ownership of such shares of Common Stock.

As of March 22, 2021, SAF held Warrants exercisable for 500,000 shares of Common Stock, representing 2.1% of Common Stock outstanding as of March 3, 2021 (assuming the exercise of all Warrants held by SAF). Due to their relationship with SAF, each of SAF Management and SAF Ultimate may be deemed to have shared beneficial ownership of the shares of Common Stock issuable upon exercise of the Warrants.

As a result of his relationship with Holdings and SAF, Edwards may be deemed to have shared beneficial ownership of an aggregate of 527,267 shares of Common Stock, representing 2.2% of Common Stock outstanding as of March 3, 2021 (assuming the exercise of all Warrants held by SAF).

(c)

Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days involving shares of Common Stock or Series A Preferred Stock.

(d)

Not applicable.

(e)

The Reporting Persons ceased to own more than five percent of the Common Stock outstanding on March 22, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The information set forth Item 4 hereof is incorporated herein by reference.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: March 24, 2021

FLEXPOINT GREAT AJAX HOLDINGS, LLC

By:	Flexpoint Fund II, L.P.
Its:	Sole Member

By:	Flexpoint Management II, L.P.
Its:	General Partner

By:	Flexpoint Ultimate Management II, LLC
Its:	General Partner

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Its:	Manager

FLEXPOINT FUND II, L.P.

By:	Flexpoint Management II, L.P.
Its:	General Partner

By:	Flexpoint Ultimate Management II, LLC
Its:	General Partner

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Its:	Manager

FLEXPOINT MANAGEMENT II, L.P.

By:	Flexpoint Ultimate Management II, LLC
Its:	General Partner

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Its:	Manager

FLEXPOINT ULTIMATE MANAGEMENT II, LLC

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Its:	Manager

FLEXPOINT SPECIAL ASSETS FUND, L.P.

By:	Flexpoint Special Assets Management, L.P.
Its:	General Partner

By:	Flexpoint Ultimate Special Assets Management, LLC
Its:	General Partner

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Its:	Manager

FLEXPOINT SPECIAL ASSETS MANAGEMENT, L.P.

By:	Flexpoint Ultimate Special Assets Management, LLC
Its:	General Partner

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Its:	Manager

FLEXPOINT ULTIMATE SPECIAL ASSETS MANAGEMENT, LLC

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Its:	Manager

/s/ Donald J. Edwards
Donald J. Edwards